

# Reasons To Believe.

AAON Annual Report 01

AAON. The only manufacturer of commercial/industrial heating and cooling systems listed in the top 40 of both *Forbes'* "200 Best Small Companies" and *BusinessWeek's* 100 "Hot Growth Companies" for 2001. In fact, the only such manufacturer on either list. *Period.*

# Turning Heads as we Turn Profits.



**To Our Stockholders:** This past year, perhaps more than in any in the Company's 14-year history, was a time for reflection and evaluation. We have grown from a small HVAC manufacturer with a limited number of products and only a handful of customers to a company that has achieved a prominent position in the HVAC industry. We have produced record returns on both revenues and shareholders' equity for any major equipment manufacturer within our industry during the last four decades. Over the past five years, revenues have grown 93%, earnings have increased 368% and shareholders' equity has gained 165%.

I believe that four important ingredients stimulated and aided our growth, particularly over this period. They were: responsiveness, innovation, commitment and performance. I further believe that those same principles still exist today and will allow us to continue to achieve excellent revenue and earnings growth while maintaining our premier position as a manufacturer and supplier of quality products.

## Reason To Believe: *People are Talking.*

*Just like the researchers that placed AAON on BusinessWeek's 100 "Hot Growth Companies" list for two years running, AAON's mega-clients like Wal-Mart, Target and Dillard's like what they see in AAON.*



HOT GROWTH COMPANIES

**WHEN COOL HEADS PREVAIL**

Aaon, an air-conditioning and heating-systems maker, has a plum niche and a list of prestigious clients



www.businessweek.com
BusinessWeek
JUNE 11, 2001
Taiwan
HOT GROWTH COMPANIES

## Reason To Believe: *Innovation.*

In my shareholder letter to you last year, I discussed the softening in demand witnessed toward the end of 2000, which continued throughout 2001. The tragic events of September 11 had an immediate impact on our business, as fourth quarter revenues declined 11% compared to the corresponding period in 2000. This marked the Company's first quarterly decline in revenues on a year-over-year basis in 22 quarters. The tremors of that day are still being felt.

*Introduced in 2001, AAON's RL Model Series of rooftop conditioners is the first to offer affordable evaporative condensing models. This incredibly energy-efficient technology was formerly available only through high-priced, custom-built rooftop products, which were prohibitively expensive for most rooftop product customers. The RL Model Series increases AAON's available market size due to its capacity-range increase to 230 tons, up from 130 tons available in the previous RF Model Series. Rest assured — when it comes to innovation, AAON never rests. In February 2002, AAON introduced its water chiller product line which is as distinctive and energy- and cost efficient as our rooftop line. This will open the door to a new market for AAON, similar in size to the rooftop market.*



### Continuous Yearly Growth.

Despite the economic and emotional turmoil, 2001 proved to be another year of growth for AAON. The Company achieved its fifth consecutive year of record revenues and its sixth consecutive year of record net income. For the year ended December 31, 2001, net revenues increased 1.5% to $157.3 million from $155.0 million in 2000. Gross profit margins, reflecting the continuing improvement in operating efficiencies, widened to 24.7% of revenues or $38.9 million from 22.4% of revenues or $34.8 million a year ago. Despite an increase in SG & A expenses to $16.0 million (10.2% of revenues) from $13.9 million (9.0% of revenues) primarily due to higher warranty reserves, operating income climbed 9.7% to $22.8 million (14.5% of revenues) from $20.8 million (13.4% of revenues) in 2000. Net income increased 10.6% to $14.2 million (9.0% of revenues) or $1.56 per share from $12.8 million (8.3% of revenues) or $1.38 per share in 2000. Our 2001 per share calculations are based upon 9.1 million fully diluted

## Reason To Believe: *Continuous Expansion. Continuous Growth.*

**August 1988**
AAON, an Oklahoma corporation, was founded.

**September 1988**
Purchase of John Zink Air Conditioning Division.

**Spring 1989**
- AAON purchased, renovated and moved into a 184,000 square foot plant in Tulsa, Oklahoma.
- Introduced a new product line of rooftop heating and air conditioning units 2-140 tons.

**Summer 1989**
Became a publicly traded company with the reverse acquisition of Diamond Head Resources (now "AAON, Inc."), a Nevada corporation.

**December 1990**
Listed on NASDAQ Small Cap – Symbol "AAON."

**December 1991**
Formed AAON Coil Products, a Texas Corporation, as a subsidiary to AAON, Inc. (Nevada) and purchased coil making assets of Coils Plus.

**Spring 1993**
AAON Coil Products purchased, renovated and moved into a 110,000 square foot plant in Longview, Texas.

**September 1993**
One-for-four reverse stock split. Retired $1,927,000 of subordinated debt.

**November 1993**
Listed on the NASDAQ National Market System.

**January 1995**
Introduced a desiccant heat recovery wheel option available on all AAON rooftop units.

**March 1995**
- Purchase of property with 26,000 square ft. building adjacent to AAON Coil Products plant in Longview, TX.
- Issued a 10% stock dividend.

Reason to Believe:

# The Proof is in the Numbers.

*In a tough and somber year, AAON's alert eye for innovation remained focused. Growth prevailed.*

**93% Increase**
*1997 to 2001*


Sales
In $ Millions
01 157.3
00 155.0
99 131.9
98 109.6
97 81.7

**388% Increase**
*1997 to 2001*


Earnings Per Share
Diluted
01* $1.56
00* $1.38
99* $1.00
98* $0.55
97* $0.32

**386% Increase**
*1997 to 2001*


Stock Price
As of end of December
01* $24.47
00* $11.79
99* $9.58
98* $6.21
97* $5.04

* Reflects the 3 for 2 Stock Split, September 2001

## What's Inside:

ReasonTo Believe: *There's Strength in Our Numbers*

# Financial Highlights

| | 2001 | 2000 | 1999 | 1998 | 1997 |
|---|---|---|---|---|---|
| **Income Data ($000)** | | | | | |
| Net Sales | **157,252** | 154,982 | 131,947 | 109,624 | 81,676 |
| Gross Profit | **38,853** | 34,749 | 30,718 | 19,829 | 13,071 |
| Operating Income | **22,842** | 20,827 | 15,977 | 9,203 | 4,925 |
| Interest Expense | **892** | 904 | 574 | 1,017 | 687 |
| Depreciation and Amortization | **4,380** | 3,465 | 3,063 | 2,848 | 2,517 |
| Pretax Income | **22,486** | 20,359 | 15,641 | 8,545 | 4,071 |
| Net Income | **14,156** | 12,794 | 9,697 | 5,230 | 3,022 |
| Earnings Per Share (Basic) ① | **1.63** | 1.46 | 1.04 | 0.56 | 0.33 |
| (Diluted) ① | **1.56** | 1.38 | 1.00 | 0.55 | 0.32 |
| **Balance Sheet ($000)** | | | | | |
| Current Assets | **42,273** | 47,358 | 36,477 | 31,953 | 26,225 |
| Net Fixed Assets | **34,022** | 29,460 | 22,179 | 18,553 | 16,585 |
| Accumulated Depreciation | **22,273** | 19,063 | 15,650 | 12,678 | 9,969 |
| Total Assets | **76,295** | 76,818 | 58,656 | 50,506 | 42,810 |
| Current Liabilities ② | **22,385** | 31,902 | 17,246 | 14,832 | 11,039 |
| Long-Term Debt ② | **985** | 5,853 | 6,630 | 10,980 | 12,857 |
| Stockholders' Equity | **50,041** | 37,012 | 33,618 | 24,411 | 18,873 |
| Stockholders' Equity per Share ③ | **5.50** | 3.99 | 3.47 | 2.57 | 2.00 |
| **Funds Flow Data ($000)** | | | | | |
| From (To) Operations | **23,879** | 14,040 | 11,953 | 5,809 | 4,772 |
| From (To) Investment | **(8,817)** | (10,733) | (6,649) | (4,767) | (8,956) |
| From (To) Financing | **(13,956)** | (3,315) | (5,304) | (1,043) | 4,072 |
| From (To) Cash and Cash Equivalents | **1,106** | (8) | — | (1) | (112) |
| **Ratio Analysis** | | | | | |
| Return on Average Equity | **32.5%** | 36.2% | 33.4% | 24.2% | 17.5% |
| Return on Average Assets | **18.5%** | 18.9% | 17.8% | 11.2% | 7.7% |
| Pre-Tax Income on Sales | **14.3%** | 13.1% | 11.9% | 7.8% | 5.0% |
| Net Income on Sales | **9.0%** | 8.3% | 7.4% | 4.8% | 3.7% |
| Total Liabilities to Equity | **0.5** | 1.1 | 0.7 | 1.1 | 1.3 |
| Long-Term Debt to Equity ④ | **0.0** | 0.2 | 0.2 | 0.4 | 0.7 |
| Interest Coverage | **26.2** | 23.5 | 28.2 | 9.4 | 6.9 |
| Current Ratio ② | **1.9** | 1.5 | 2.1 | 2.2 | 2.4 |

① = Reflects 3/2 stock split in September 2001.

② = Reflects reclassification of revolving loan from long term debt to current liabilities for the years 2000 and 2001.

③ = Actual dollars and diluted number of shares for all years reflects 3/2 stock split.

④ = Value for 2001 is less than 0.05.

AAON NASDAQ LISTED

shares outstanding and, like 2000 per share earnings, reflect the 3-for-2 stock split effective September 2001.

**Improved Financial Condition.** While we are quite pleased with the gains in last year's operating results, we are especially proud of the Company's significantly improved financial condition. At December 31, 2001, total current assets were $42.3 million, with a current ratio of 1.9:1. During the past year, we reduced our current maturities of long-term debt by almost $7.0 million to $884,000, while our total long-term debt stood at just under $1.0 million representing a reduction of $4.9 million. This was accomplished despite capital expenditures of $9.0 million and the final phase of the stock purchase program in which the Company spent $2.8 million. Long-term debt to equity was 2.0%. Total shareholders' equity climbed to $50.0 million or $5.50 per share at year-end 2001, from $37.0 million or $3.99 per share a year earlier. In 2000 our return on average shareholders' equity was 36.2%, and for 2001 the average ROE stood at 32.5%. It should be noted that in October 1999, the Company commenced a stock buyback program, which was completed in January 2001. During that time, we purchased 652,000 shares of common stock at a cost of $11.6 million. In addition, we purchased 85,000 shares of common stock at a cost of $2.4 million in September 2001.

I believe that the Company's exceptional operating performance over the past years and the significantly enhanced balance sheet places us firmly on a path of future growth through new product introductions and the entry into new markets, while we continue to improve our existing product lines.

**Investment Community Recognition.** It would appear that the investment community also believes. For the second consecutive year, ***BusinessWeek*** Magazine (6/11/01) listed AAON among the nation's top 100 "HOT GROWTH COMPANIES" (ranking us at 34th), in a feature article, "WHEN COOL HEADS PREVAIL." The Company was also selected as one of the "200 Best Small Companies" by ***Forbes*** Magazine (10/29/01), wherein AAON was ranked 36th. A year earlier, AAON ranked 52nd in the same publication.

## Reason *To* Believe: *Listening to Customer Needs.*

*Is it any wonder AAON's first order for RL Model Series evaporative condensing units shipped out to California, where energy conservation is imperative? Energy savings can be dramatic: 20-40% annually, depending on the location. And only AAON makes it affordable.*



**September 1995**
Completed expansion of the Tulsa facility to 332,000 square feet.

**December 1997**
Purchased 40 acres with 457,000 square foot plant and 22,000 square foot office space located across from Tulsa facility.

**April 1998**
AAON receives U.S. patent for Blower Housing assembly.

**October 1998**
U.S. patent is granted to AAON for air conditioner with energy recovery heat wheel.

**November 1998**
- AAON yearly shipments exceed $100 million.
- Received U.S. patent for Dimpled Heat Exchanger Tube.

**Spring 2000**
Completed Tulsa, Oklahoma and Longview, Texas plant additions yielding a total exceeding 1 million square feet.

**Fall 2001**
- Expanded rooftop product line to 230 tons.
- Introduced evaporative condensing energy savings feature.
- 3-for-2 stock split

| | | | | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | & accessories retailer | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | 200* | 276 | 13.6 | 12.50 | 1.64 | 8 | 1[illegible] |
| 30 90 | Key Production (2) oil & gas exploration & production | 13 | 20 | 62 | 28 | 70 | 27 | 144 | 128 | 40.8 | 11.55 | 1.37 | 8 | 1[illegible] |
| 31 ■ | IDEC Pharmaceuticals develops drugs to treat cancer & inflammatory diseases | 11 | 7 | 208 | 55 | 64 | 61 | 100 | 210 | 83.8 | 49.57 | 0.91 | 54 | 7,53[illegible] |
| 32 33 | Shuffle Master (3) automatic card shufflers & gaming-related software | 24 | 30 | 0 | 13 | 35 | 33 | 38 | 48 | 11.3 | 12.61 | 0.83 | 15 | 22[illegible] |
| 33 ■ | Trendwest Resorts vacation services at time-share resorts | 20 | 21 | NM | 32 | 39 | 29 | 26 | 412 | 48.1 | 24.75 | NA | NA | 62[illegible] |
| 34 ■ | Catapult Communications makes systems for testing telecom equipment & services | 23 | 13 | 0 | 33 | 43 | 27 | 57 | 38 | 10.6 | 13.76 | 0.89 | 15 | 179 |
| 35 95 | Investors Financial Svcs (3) asset administration services [illegible] industry | 14 | 17 | 0 | 37 | 44 | 35 | 45 | 419 | 40.4 | 57.64 | 1.98 | 29 | 1,837 |
| 36 52 | Aaon (2) makes air-conditioning & heating equipment | 27 | 35 | 42 | 25 | 12 | 62 | 20 | 161 | 13.8 | 19.53 | 1.80 | 11 | 113 |
| [illegible] 35 | [illegible] copy protection, licensing & digital rights management | 15 | 5 | 0 | 48 | 45 | 59 | 51 | 94 | 38.4 | 28.41 | 1.04 | 27 | 1,431 |

Stock prices as of Sept. 28. ■ Not on last year's list. *Includes all share classes. NA: Not available or not applicable. NM: Not meaningful.
Sources: William O'Neil & Co.; FT Interactive Data, Market Guide and Thomson Financial/IBES via FactSet Research Systems.

158 FORBES • October 29, 2001

## ReasonToBelieve: *Who Knew?*

*Heard of Robert Mondavi Wineries, IHOP or Krispy Kreme Doughnuts? AAON's performance quietly surpassed these other "Forbes 200" companies to rank 36th on the list.*

**Stock Price Response.** The sum total of our efforts and the growing recognition within the financial community can be measured by the price performance of AAON stock. The closing price on December 31, 2000, was $11.79, adjusted for the September 2001 stock split. On December 31, 2001, the stock price was $24.47. This represents a gain of 107.5%. I believe that's quite an achievement, particularly in an investment environment filled with doubt and concern.

**Continued Manufacturing Investment.** In 1996, the Company began committing significant amounts of capital toward the automation and physical expansion of its facilities. During the following six years, we expended more than $41 million on capital improvements and have budgeted an additional $5 million in the current year. Our manufacturing facilities in Tulsa, Oklahoma, and Longview, Texas, combined, have grown from a total of 475,000 square feet to over 1.2 million square feet at year-end 2001.

Our plants are presently capable of handling revenues in excess of $275 million while our production capabilities can accommodate a total of $240 million of revenues annually. The expanded manufacturing capacity has enabled AAON to pursue opportunities in new markets which, in some cases, are as large as the rooftop market we now serve.

**Expanded Rooftop Product Line.** Approximately one year ago, we introduced our RL series rooftop product, capable of more than 200 tons of cooling. This product may be used on urban office buildings three to eight stories high, enclosed shopping malls or industrial manufacturing facilities. While the market for these large units is mature, with annual revenues in the range of $150-$200 million, AAON's state-of-the-art manufacturing technology enables the Company to produce a unit capable of providing a lower installed cost to the customer. Additionally, the product has an evaporative condensing section that can reduce energy consumption by 30 to 40%. Over the next three to five years, we expect to become the industry's dominant supplier in this market.

## ReasonToBelieve: *Specialists. Not Generalists.*

*AAON has never fragmented its focus, or sacrificed its specialized expertise for a generalist business model. We focus on one area: the industrial/commercial HVAC market. And we do it extremely well.*



## Reason To Believe: *Controlling Quality and Costs.*

*Perfect example: At AAON, we are vertically integrated from sales to marketing to assembly. We control quality in-house to meet our standards while eliminating many vendors' mark-ups. Our customers benefit from both. Other cost-controlling measures? Volume purchasing and direct selling through manufacturer representation.*



**New Products for Additional Markets.** A product derivation of the RL line is the water chiller (LL) series. Our innovative technological skills enable us to supply potential buyers with factory built equipment rooms for their chilled water needs. The customer can now place much of the equipment previously field-installed inside the building into the unit as it is built in the factory. Hence, the size of the equipment room is reduced, as are the costs of construction. As with the RL product, the water chiller can be built using an evaporatively-cooled condensing section to reduce energy consumption by 30 to 40%. We estimate the size of this market in the range of $700-800 million. While this is a highly competitive market, we expect to obtain a respectable share over the next three to five years.

We have recently begun to market our wall-mounted (WA) product. While it is currently available to customers on a limited basis, the initial response has been quite positive. The development of the WA product focuses on the necessity to ensure constant sufficient cooling, hence the need for redundant cooling. Prior to AAON's product introduction, the user placed multiple units on the structure to provide redundancy. Our product interfaces the equipment in a manner that allows a smaller amount of cooling to be used as the redundant source and, through the use of a common mounting system, installation costs are reduced. These manufacturing innovations should enable us to gain a strong foothold in this annualized $150-$200 million market.

Finally, we are designing an expanded air-handler product with extra features such as heat recovery systems to complement AAON's water chiller product offerings.

**Sales Representative Distribution.** Our manufacturers' representative network maintained its excellent record of growth during 2001. With 101 offices, their business grew by approximately 9% to $102 million, or 65% of total revenues. In contrast, our manufacturers' representative business contributed $38.6 million, or 39% of total revenues, in 1996.

Demand for our products is influenced by the business climate. Taking into consideration the inherent cyclicality of our industry, we believe we can obtain and sustain an annual revenue growth rate of at least 15% over the next three to five years. Our existing product line is expected to grow at a rate which is slightly better than the projected industry growth rate of 6-7%. The remaining growth will be contributed by the addition of new products. The new product lines discussed previously will be sold by our manufacturers' representatives to their wide and varied customer base. I believe that over the next three to five years, our manufacturers' representative network may well contribute over 80% of AAON's total revenues.

**Employee Stockholders.** We believe that recruitment and retention of skilled, trained employees is of critical importance to our ability to properly serve our customers. In order to accomplish this, we invest in the continual training of employees in our facilities and regularly review our compensation and benefits packages to ensure that they are in keeping with this goal. Since 1993 we have provided matching and

## Reason To Believe: *Industry Firsts.*

*AAON set a new standard for simplified service and maintenance on rooftop units with our introduction of easy-open, easy-access service doors. No more screw-on metal panels with a bad habit of blowing off the roof in sudden gusts of wind. This small but high-impact innovation won the respect and appreciation of servicepeople – who began asking for AAON units by name.*



AAON


discretionary contributions to our employees' 401(k) accounts. As a result of these contributions, our employee retirement accounts, as a group, own the second largest block of AAON stock. However, to reduce our employees' retirement investment risk, we do not allow them to invest any of their own contributions in AAON stock. The Company's 401(k) contributions are in addition to quarterly cash "Profit Sharing" payments made to all employees on an equal basis. We believe that the short-term nature of the Profit Sharing benefit, combined with the long-term stock ownership incentive, align the interests of our employees with those of our shareholders. We are pleased that our employees have prospered as a result of the success of AAON.

**Business Outlook.** The images of destruction and heroism of September 11 are indelibly etched in our minds. After a decline of business immediately following those events, but bolstered by our nation's strong resolve, business has began to return to the mid-2001 level. While 2002 should prove to be a year of modest growth, I believe that AAON is presently poised on a threshold of renewed growth in both revenues and earnings, the rate of which should accelerate as we move forward through the remainder of this year and continue into next year and beyond. Future growth cannot be achieved without the trust and confidence of our loyal customers, sales representatives and shareholders, as well as the efforts of our outstanding employees, all of whose names appear at the end of this report.

I want to thank all of you for your past support and for your continued belief in the AAON story.

Norman H. Asbjornson
President / CEO
April 19, 2002

## Reason To Believe: *Big Names. Big Believers.*

*Wal-Mart. Target. Dillard's. The list goes on. Crowning the rooftops of big-name businesses everywhere are easy-to-service, efficient and quiet AAON units.*



**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
Washington, D.C. 20549

# FORM 10-K

## ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

Commission file number: 33-18336-LA

# AAON, INC.

(Exact name of Registrant as specified in its charter)

| | |
|---|---|
| Nevada<br>(State or other jurisdiction of incorporation or organization) | 87-0448736<br>(IRS Employer Identification No.) |
| 2425 South Yukon, Tulsa, Oklahoma<br>(Address of principal executive offices) | 74107<br>(Zip Code) |

Registrant's telephone number, including area code: (918) 583-2266

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, par value $.004
(Title of Class)
Rights to Purchase Series A Preferred Stock
(Title of Class)

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ✔ No ___

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

The aggregate market value of Registrant's voting stock held by non-affiliates computed by reference to the closing price of such stock on March 1, 2002, was approximately $155,716,000. For purposes of this computation, all officers, directors and 5% beneficial owners of Registrant are deemed to be affiliates.

As of March 1, 2002, Registrant had outstanding a total of 8,780,142 shares of its $.004 par value Common Stock.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of Registrant's definitive Proxy Statement to be filed in connection with the Annual Meeting of Stockholders to be held June 4, 2002, are incorporated into Part III.

# Table of Contents

# Part I

## Item 1. Business.

### General Development of Business

AAON, Inc., a Nevada corporation ("AAON-Nevada" or, including its subsidiaries, the "Company"), was incorporated on August 18, 1987.

AAON, Inc., an Oklahoma corporation ("AAON-Oklahoma"), was incorporated on August 15, 1988, for the purpose of acquiring the assets, subject to certain liabilities, of the Heating, Ventilation and Air-Conditioning ("HVAC") Division of John Zink Company in Tulsa, Oklahoma. In June 1989, pursuant to a Conversion/ Exchange Agreement, AAON-Oklahoma became a wholly-owned subsidiary of AAON-Nevada.

AAON-Oklahoma is engaged in the manufacture and sale of commercial rooftop air-conditioners and heating equipment.

In December 1991, AAON Coil Products, Inc. ("ACP", formerly CP/AAON, Inc.), a Texas corporation organized as a wholly-owned subsidiary of AAON-Nevada for such purpose, purchased most of the assets of Coils Plus, Inc., of Longview, Texas, which manufactures coils used in the Company's products, as well as air handling and condensing units introduced in 1998.

### Products and Markets

The Company engineers, manufactures and markets commercial rooftop air-conditioning, heating and heat recovery equipment, air-conditioning coils and air handling and condensing units. Its products serve the commercial and industrial new construction and replacement markets. To date virtually all of the Company's sales have been to the domestic market, with foreign sales accounting for only 2% of its sales in 2001.

The rooftop and condenser markets consist of units installed on commercial or industrial structures of generally less than 10 stories in height. Air handling units and coils are applicable to all sizes of commercial and industrial buildings. Coil sales are also made to other air-conditioning unit manufacturers.

The size of these markets is determined primarily by the number of commercial and industrial building completions. The replacement market consists of products installed to replace existing units/components which are worn or damaged. Historically, approximately half of the industry's market has consisted of replacement units.

The commercial and industrial new construction market is subject to cyclical fluctuations in that it is generally tied to housing starts, but has a lag factor of 6-18 months. Housing starts, in turn, are affected by such factors as interest rates, the state of the economy, population growth and the relative age of the population. When new construction is down, the Company emphasizes the replacement market.

Based on its 2001 level of sales, approximately $157 million, the Company has a 12% share of the rooftop market and a 1% share of the coil market. Approximately 60% of the Company's sales now come from new construction and 40% from renovation/replacements. The percentage of sales for new construction vs. replacement to particular customers is related to their stage of development. In the case of Wal-Mart, Target and Home Depot, due to their growth posture, the Company's sales to these major customers was approximately 80% for new construction and 20% replacement. Sales of air handling and condensing units in 2001 amounted to approximately $2.9 million.

The Company purchases certain components, fabricates sheet metal and tubing and then assembles and tests its finished products. The Company's primary finished products consist of a single unit system containing heating, cooling and/or heat recovery components in a self-contained cabinet, referred to in the industry as "unitary" products. The Company's other finished products are coils consisting of a sheet metal casing with tubing and fins contained therein, air handling units consisting of coils, blowers and filters and condensing units consisting of coils, fans and compressors.

The Company currently has four groups of rooftop products: its RK Series, which is offered in 18 cooling sizes ranging from 3 to 60 tons; its RF Series, which is offered in nine cooling sizes ranging from 40 to 130 tons; its RL Series, which is offered in 15 cooling sizes ranging from 40 to 230 tons, which will replace the RF Series during 2002; and its HA Series, which is a horizontal discharge package for either rooftop or ground installation, offered in nine sizes ranging from 4 to 50 tons. The Company's heat recovery option applicable to its RK and RF units (which responds to the U.S. Clean Air Act mandate to increase fresh air in commercial structures and increases the capacity of these units by up to 50% with no additional energy cost) has gained significant customer acceptance.

The Company's products are designed to compete on the high side of standardized, packaged rooftop products. Accordingly, its prices range from $300 to $550 per ton of cooling, which is approximately 4%, on average, higher than other standardized products. Performance characteristics of these products range in cooling capacity from 32,900-2,676,000 BTU's and in heating capacity from 69,000-3,990,000 BTU's. All of the Company's rooftop products meet the Department of Energy's efficiency standards, which are designed to set the maximum amount of energy to be used in producing a given amount of cooling.

A typical commercial building installation requires a ton of air-conditioning for every 300-400 square feet or, for a 100,000 square foot building, 250 tons of air-conditioning, which would involve multiple units.

The Company has developed a prototype wall-hung heating and air-conditioning unit which it plans to market for commercial buildings requiring a product designed for small space(s). Pilot production and testing of this product has begun, but sales in 2001 were not significant. In December 2001, the Company began marketing commercial water chillers. The development of these products did not require a material investment, but could produce material results.

### Major Customers

The Company's largest customers last year were Wal-Mart Stores, Inc., Home Depot, Inc., and Target Stores, Inc. Sales to Wal-Mart, Target and Home Depot were 14%, 11% and 10% of total sales, respectively, in 2001 compared to 19%, 9% and 10%, respectively, in 2000. The Company has no written contract with these customers.

The loss of any of the above customers would have a material adverse affect on the Company. However, with the continuing expansion of the Company's customer base, management believes that the extent of its dependence on sales to its major customers will diminish over a period of time.

In order to diversify its customer base, the Company has added to and/or upgraded its sales representation in various markets.

### Sources and Availability of Raw Materials

The most important materials purchased by the Company are steel, copper and aluminum, which are obtained from domestic suppliers. The Company also purchases from other domestic manufacturers certain components, including compressors, electric motors and electrical controls used in its products. The Company endeavors to obtain the lowest possible cost in its purchases of raw materials and components, consistent with meeting specified quality standards. The Company is not dependent upon any one source for its raw material or the major components of its manufactured products. By having multiple suppliers, the Company believes that it will have adequate sources of supplies to meet its manufacturing requirements for the foreseeable future.

Further, the Company attempts to limit the impact of increases in raw materials and purchased component prices on its profit margins by negotiating with each of its major suppliers on a term basis from six months to three years.

### Distribution

The Company utilizes a direct sales staff of nine individuals and approximately 84 independent manufacturer representatives' organizations having 101 offices to market its products in the United States. The Company also has one international sales organization, which utilizes 12 distributors in other countries. Sales are made directly to the contractor or end user, with shipments being made from the Company's Tulsa and Longview plants to the job site. Billings are to the contractor or end user, with a commission paid directly to the manufacturer representative.

The Company's products and sales strategy focus on a "niche" market. The targeted market for its rooftop equipment is customers seeking a product of better quality than offered, and/or options not offered, by standardized manufacturers.

To support and service its customers and the ultimate consumer, the Company provides parts availability through two independent parts distributors and has a factory service organization at its Tulsa plant. Also, a number of the manufacturer representatives utilized by the Company have their own service organizations, which, together with the Company, provide the necessary warranty work and/or normal service to customers.

The Company's warranty on its products is: for parts only, the earlier of one year from the date of first use or 15 months from date of shipment; compressors (if applicable), an additional four years; and on gas-fired heat exchangers (if applicable), 15 years.

### Research and Development

All R&D activities of the Company are company-sponsored, rather than customer-sponsored. Ongoing work involves the HA Series, component evaluation and refinement, development of control systems and new product development. This work will cost approximately $600,000 per year and is budgeted as a normal, recurring expense.

### Backlog

The Company had a current backlog as of March 1, 2002, of $28,800,000, compared to $34,360,000 at March 1, 2001. The current backlog consists of orders considered by management to be firm and substantially all of which will be filled by August 1, 2002; however, the orders are subject to cancellation by the customers.

### Working Capital Practices

Working capital practices in the industry center on inventories and accounts receivable. The Company regularly reviews its working capital components with a view to maintaining the lowest level consistent with requirements of anticipated levels of operation. Its greatest needs arise during the months of July-November, the peak season for inventory (primarily purchased material) and accounts receivable. The Company's working capital requirements are generally met through a bank revolving credit facility, which currently permits borrowings up to $15,150,000. The Company believes that it will have sufficient bank credit available to meet its working capital needs for the foreseeable future.

### Seasonality

Sales of the Company's products are moderately seasonal with the peak period being July-November of each year.

### Competition

In the domestic market, the Company competes primarily with Trane Company, a division of American Standard, Inc., Carrier Corporation, a subsidiary of United Technologies Corporation, Lennox International, Inc., and York International Corporation. All of these competitors are substantially larger and have greater resources than the Company. The Company competes primarily on the basis of total value, quality, function, serviceability, efficiency, availability of product, product line recognition and acceptability of sales outlet. However, in new construction where the contractor is the purchasing decision maker, the Company often is at a competitive disadvantage on sales of rooftop units because of the emphasis placed on initial cost; whereas, in the replacement market and other owner-controlled purchases of such units, the Company has a better chance of getting the business since quality and long-term cost are generally taken into account.

### Employees

As of March 1, 2002, the Company had 931 employees and 127 temporaries, none of whom are represented by unions. Management considers its relations with its employees to be good.

### Patents, Trademarks, Licenses and Concessions

The Company does not consider any patents, trademarks, licenses or concessions held by it to be material to its business operations, other than patents issued regarding its heat recovery wheel option, blower, gas-fired heat exchanger, wall-hung curb and evaporative condenser desuperheater.

### Environmental Matters

Laws concerning the environment that affect or could affect the Company's domestic operations include, among others, the Clean Water Act, the Clean Air Act, the Resource Conservation and Recovery Act, the Occupational Safety and Health Act, the National Environmental Policy Act, the Toxic Substances Control Act, regulations promulgated under these Acts, and any other federal, state or local laws or regulations governing environmental matters. The Company believes that it presently complies with these laws and that future compliance will not materially adversely affect the Company's earnings or competitive position.

## Item 2. Properties.

The plant and office facilities of AAON-Oklahoma consist of a 337,000 square foot building (322,000 sq. ft. of manufacturing/warehouse space and 15,000 sq. ft. of office space) located on a 12-acre tract of land at 2425 South Yukon, Tulsa, Oklahoma (the "original facility"), and a 457,000 square foot manufacturing/warehouse building and a 22,000 square foot office building (the "expansion facility") located on a 40-acre tract of land across the street from the original facility. Both plants are of sheet metal construction.

The original facility's manufacturing area is in a heavy industrial type building, with total coverage by bridge cranes, containing manufacturing equipment designed for sheet metal fabrication and metal stamping. The manufacturing equipment contained in the original facility consists primarily of automated sheet metal fabrication equipment, supplemented by presses, press breaks and NC punching equipment. Assembly lines consist of four cart-type conveyor lines with variable line speed adjustment, three of which are motor driven. Subassembly areas and production line manning are based upon line speed. The manufacturing facility is 1,140 feet in length and varies in width from 390 feet to 220 feet. Production at this facility averaged approximately $12.3 million per month in 2001, which is 60% of the estimated capacity of the plant. Management deems this plant to be nearly ideal for the type of rooftop products being manufactured by the Company.

The expansion facility, which was purchased in December 1997, is 24% (108,000 sq. ft.) utilized by the Company and 76% leased to third parties. The Company uses 8,000 sq. ft. for office space, 20,000 sq. ft. for warehouse space and 80,000 sq. ft. for manufacturing. The remaining 349,000 sq. ft. will afford the Company additional plant and office space for long-term growth.

The operations of ACP are conducted in a plant/office building at 203-207 Gum Springs Road in Longview, Texas, containing 226,000 square feet on 14 acres. The manufacturing area (approximately 219,000 square feet) is located in three 120-foot wide sheet metal buildings connected by an adjoining structure. The facility is built for light industrial manufacturing.

## Item 3. Legal Proceedings.

The Company is not a party to any pending legal proceeding which management believes is likely to result in a material liability and no such action is contemplated by or, to the best of its knowledge, has been threatened against the Company.

## Item 4. Submission of Matters to a Vote of Security Holders.

No matter was submitted to a vote of security holders, through solicitation of proxies or otherwise, during the period from October 1, 2001, through December 31, 2001.

# Part II

## Item 5. Market for Registrant's Common Equity and Related Stockholder Matters.

The Company's Common Stock is traded on the NASDAQ National Market under the symbol "AAON". The range of sales prices for the Company's Common Stock during the last two years, as reported by National Association of Securities Dealers, Inc. (adjusted for the 3-for-2 stock split on September 28, 2001), was as follows:

| Quarter Ended | High Bid | Low Bid |
|---|---|---|
| March 31, 2000 | $ 12.71 | $ 9.00 |
| June 30, 2000 | $ 18.50 | $ 11.50 |
| September 30, 2000 | $ 17.25 | $ 14.75 |
| December 31, 2000 | $ 17.00 | $ 11.54 |
| March 31, 2001 | $ 16.58 | $ 12.33 |
| June 30, 2001 | $ 18.50 | $ 11.17 |
| September 30, 2001 | $ 21.33 | $ 16.87 |
| December 31, 2001 | $ 24.47 | $ 16.00 |

On March 1, 2002, there were 1,034 holders of record, and 3,134 beneficial owners, of the Company's Common Stock.

Since its inception, no cash dividends have been paid on the Company's Common Stock and the Company does not anticipate paying cash dividends in the foreseeable future. There is a negative covenant under the Company's Revolving Credit and Term Loan Agreement which prohibits the declaration or payment of such dividends.

## Item 6. Selected Financial Data.

The following selected financial data should be read in conjunction with the financial statements and related notes thereto for the periods indicated, which are included elsewhere in this report.

| | Years Ended December 31, | | | | |
|---|---|---|---|---|---|
| **Results of Operations:** | **2001** | **2000** | **1999** | **1998** | **1997** |
| | *(In thousands, except earnings per share)* | | | | |
| Net sales | $ 157,252 | $154,982 | $ 131,947 | $109,624 | $ 81,676 |
| Net income | $ 14,156 | $ 12,794 | $ 9,697 | $ 5,230 | $ 3,022 |
| Basic earnings per share | $ 1.63 | $ 1.46 | $ 1.04 | $ .56 | $ .33 |
| Diluted earnings per share | $ 1.56 | $ 1.38 | $ 1.00 | $ .55 | $ .32 |
| Weighted average shares outstanding: | | | | | |
| Basic | 8,661 | 8,793 | 9,362 | 9,303 | 9,239 |
| Diluted | 9,094 | 9,264 | 9,690 | 9,578 | 9,455 |

| | December 31, | | | | |
|---|---|---|---|---|---|
| **Balance Sheet Data:** | **2001** | **2000** | **1999** | **1998** | **1997** |
| | *(In thousands)* | | | | |
| Total assets | $ 76,295 | $ 76,818 | $ 58,656 | $ 50,506 | $ 42,810 |
| Long-term debt | $ 985 | $ 5,853 | $ 6,630 | $ 10,980 | $ 12,857 |
| Stockholders' equity | $ 50,041 | $ 37,012 | $ 33,618 | $ 24,411 | $ 18,873 |

Basic earnings per common share were computed by dividing net income by the weighted average number of shares of common stock outstanding during the reporting period. Diluted earnings per common share were determined on the assumed exercise of dilutive options, as determined by applying the treasury stock method. Effective September 28, 2001, the Company completed a three-for-two stock split. The shares outstanding and earnings per share disclosures have been restated to reflect the stock split.

## Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

AAON, Inc., engineers, manufactures and markets commercial rooftop air-conditioning, heating and heat recovery equipment, air conditioning coils and air handling and condensing units. AAON's primary products are its RK, RF and RL (which was designed to replace the RF) series units and the Company also began producing water chillers in late 2001. Future revenues will also come from the introduction of an expanded air-handler product.

AAON sells its products to property owners and contractors through its internal sales force and a network of manufacturers' representatives. The demand for AAON's products is influenced by national and regional economic and demographic factors. The commercial and industrial new construction market is subject to cyclical fluctuations in that it is generally tied to housing starts, but has a lag factor of 6-18 months. Housing starts, in turn, are affected by such factors as interest rates, the state of the economy, population growth and the relative age of the population. When new construction is down, the Company emphasizes the replacement market.

The principal components of cost of goods sold are labor, raw materials, component costs, factory overhead, freight out and engineering expense. The principal raw materials used in AAON's manufacturing processes are steel, copper and aluminum. The major component costs include compressors, electric motors and electronic controls.

Selling, general and administrative costs include the Company's internal sales force, warranty costs, profit sharing and administrative expenses. Warranty expense is estimated based on historical trends and other factors. The Company's warranty period is generally one year from the date of first use or 15 months from date of shipment; however, compressors (if applicable) carry an additional four-year warranty and gas-fired heat exchangers (if applicable) have a 15-year warranty.

In late 1997, the Company began receiving additional machinery to allow for continued expansion of its production. At the end of 1997, the Company bought a 40-acre tract of land across the street from its original plant, containing 457,000 sq. ft. of manufacturing/warehouse space and a 22,000 sq. ft. office building (the "expansion facility"). In 1999 an expansion of slightly over 90,000 sq. ft. was begun on the Longview, Texas, facility, which was completed in 2000. During 2001 the Company began producing its new, larger tonnage RL series units in 100,000 sq. ft. of the expansion facility. Throughout this time period, machinery was added in both the Tulsa and Longview facilities, which allowed the Company to increase sales by 93% from 1997 to 2000. In addition, these facilities have allowed the Company to install assembly areas specifically designed for a particular product, thus improving assembly labor. The new machinery additions have permitted better utilization of manufacturing personnel. Also during this period, the Company invested heavily in creating new computer software to improve its operations. These improvements and expansions contributed to the increase in margins from 16.0% in 1997 to 24.7% in 2001.

Set forth below is income statement information with respect to the Company for years 2001, 2000 and 1999:

| | Years ended December 31, | | |
|---|---|---|---|
| | **2001** | **2000** *(In Thousands)* | **1999** |
| Net sales | $157,252 | $154,982 | $131,947 |
| Cost of sales | 118,399 | 120,233 | 101,229 |
| Gross profit | 38,853 | 34,749 | 30,718 |
| Selling, general and administrative expenses | 16,011 | 13,922 | 14,741 |
| Income from operations | 22,842 | 20,827 | 15,977 |
| Interest expense | 892 | 904 | 574 |
| Other income | 536 | 436 | 238 |
| Income before income taxes | 22,486 | 20,359 | 15,641 |
| Income tax provision | 8,330 | 7,565 | 5,944 |
| Net income | $ 14,156 | $ 12,794 | $ 9,697 |

**Results of Operations**

Net sales increased approximately 1.5% in 2001 as compared to 2000, and 2000 sales were 17.5% greater than in 1999. Sales for the first three quarters of 2001 were 5.6 % greater than sales for the same period in 2000. Following the events of September 11, the Company experienced a period of minimal sales activity and many orders were delayed by the Company's customers. Accordingly, sales for the fourth quarter of 2001 decreased 11% compared to the same period in 2000. The increase in sales in 2000 compared to 1999 was attributable to increased sales to the Company's entire customer base. Sales to existing customers accounted for 90% of the Company's business in 2001, with 10% coming from new business.

Gross profit in 2001 increased to 24.7% compared to 22.4% in 2000 and 23.3% in 1999. Material cost as a percent of sales decreased to 49.9% in 2001 compared to 53.4% in 2000. Direct labor as a percent of sales decreased to 4.6% in 2001 compared to 6.8% in 2000. Material and direct labor as a percent of sales improved due to efficiencies being realized from the higher plant utilization and a more stable work force which allowed the Company to reduce the amount of overtime incurred. The more stable work force has also allowed the Company to realize better overall labor efficiencies. The decrease in margins in 2000 compared to 1999 was primarily attributable to higher material costs that could not be recovered through higher selling prices.

Selling, general and administrative expenses increased to $16.0 million, or 10.0% of sales, in 2001 from $13.9 million, or 9.0% of sales, in 2000. The increase is primarily due to higher warranty costs related to the introduction of new products both within existing and new product lines. Selling, general and administrative expense decreased in 2000 from $14.7 million, or 11.2% of sales, in 1999. The decrease was primarily due to lower warranty costs and lower professional fees.

Other income is primarily attributable to rental income from the Company's "expansion facility."

Interest expense was $.9 million, $.9 million and $.6 million in 2001, 2000 and 1999, respectively. The increase in 2001 and 2000 compared to 1999 primarily relates to borrowings for the purchase of equipment and facilities described above.

The income tax provisions in 2001, 2000 and 1999 were 37%, 37% and 38%, respectively.

**New Accounting Pronouncements**

In July 2001, the FASB issued Statement of Financial Accounting Standards No. 141, "Business Combinations" (Statement 141), Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (Statement 142) and Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" (Statement 143). In October 2001, the FASB issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (Statement 144).

Statement 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Statement 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of Statement 142. The Company is required to adopt the provisions of Statement 141 immediately, and Statement 142 effective January 1, 2002. Goodwill acquired in business combinations completed before July 1, 2001, will continue to be amortized prior to the adoption of Statement 142. Adoption of Statement 141 and 142 had no material impact on the Company's results of operations or financial condition.

Statement 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and a corresponding increase in the carrying amount of the related long-lived asset. Statement 143 is effective for fiscal years beginning after June 15, 2002. Statement 144 retains the requirement to report discontinued operations separately and extends that reporting to a component of an entity that either has been disposed of or is classified as held for sale. Statement 144 is effective for fiscal years beginning after December 15, 2001, and for interim periods within those fiscal years. The Company is currently assessing the impact of Statements 143 and 144 on its financial condition and results of operations.

**Financial Condition and Liquidity**

Cash flows from operations were $23.9 million, $14.0 million and $12.0 million in 2001, 2000 and 1999, respectively. Cash flows from operations in 2001 consisted of net income of $14.2 million, depreciation of $4.4 million and working capital and other changes of $5.3 million. Working capital changes were primarily due to decreases in accounts receivable and inventories of $4.6 million and $1.8 million, respectively, at December 31, 2001, compared to year-end 2000. Additionally, accounts payable and accrued liabilities decreased $1.6 million at December 31, 2001 from December 31, 2000.

Cash flows used in investing activities were $8.8 million, $10.7 million and $6.6 million, in 2001, 2000 and 1999, respectively. Cash flows used in investing activities in 2001 primarily related to capital expenditures for additional machinery and refurbishments made to the Company's manufacturing facilities.

Cash flows used in financing activities were $14.0 million, $3.3 million and $5.3 million in 2001, 2000 and 1999, respectively. Cash flows used in financing activities in 2001 primarily related to net debt payments of $11.8 million and stock repurchases of $2.8 million, net of $.6 million from stock option exercises. The Company's total outstanding debt at December 31, 2001 was $1.9 million compared to $13.7 million at December 31, 2000.

The Company's revolving credit line (which currently extends to July 31, 2002) provides for maximum borrowings of $15.15 million. Interest on this line is payable monthly at the Wall Street Journal prime rate less .5% or LIBOR plus 1.6%, at the election of the Company. Borrowings available under the revolving credit line at December 31, 2001 were $14.7 million.

Future cash flows are expected to be used to fund possible acquisitions and/or additional stock repurchases or will be retained for general working capital purposes.

The capital needs of the Company are met primarily by its bank revolving credit facility. Management believes this bank debt (or comparable financing), term loans and projected profits from operations will provide the necessary liquidity and capital resources to the Company for at least the next five years. The Company's belief that it will have the necessary liquidity and capital resources is based upon its knowledge of the HVAC industry and its place in that industry, its ability to limit the growth of its business if necessary, and its relationship with its existing bank lender.

**Forward-Looking Statements**

This Annual Report includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as "expects", "anticipates", "intends", "plans" "believes", "seeks", "estimates", "will", and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. Important factors that could cause results to differ materially from those in the forward-looking statements include (1) the timing and extent of changes in material prices, (2) the effects of fluctuations in the commercial/industrial new construction market, (3) the timing and extent of changes in interest rates, as well as other competitive factors during the year, and (4) general economic, market or business conditions.

## Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

The Company is exposed to changes in interest rates regarding its total variable rate debt of $446,000. A hypothetical 10% change in interest rates on its variable rate borrowings would not have a material effect on the Company's earnings or cash flows.

Foreign sales accounted for only 2% of the Company's sales in 2001 and the Company accepts payment for such sales only in U.S. dollars; hence, the Company is not exposed to any foreign currency exchange rate risk.

Important raw materials purchased by the Company are steel, copper and aluminum, which are subject to price fluctuations. The Company attempts to limit the impact of price increases on these materials by negotiating with each of its major suppliers on a term basis from six months to three years.

## Item 8. Financial Statements and Supplementary Data.

The financial statements and supplementary data are included at page 16.

## Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

# Part III

## Item 10. Directors and Executive Officers of Registrant.

Incorporated by reference to the Company's definitive Proxy Statement to be filed with the Securities and Exchange Commission in connection with the Company's 2002 Annual Meeting of Stockholders.

## Item 11. Executive Compensation.

Incorporated by reference to the Company's definitive Proxy Statement to be filed with the Securities and Exchange Commission in connection with the Company's 2002 Annual Meeting of Stockholders.

## Item 12. Security Ownership of Certain Beneficial Owners and Management.

Incorporated by reference to the Company's definitive Proxy Statement to be filed with the Securities and Exchange Commission in connection with the Company's 2002 Annual Meeting of Stockholders.

## Item 13. Certain Relationships and Related Transactions.

Incorporated by reference to the Company's definitive Proxy Statement to be filed with the Securities and Exchange Commission in connection with the Company's 2002 Annual Meeting of Stockholders.

# Part IV

## Item 14. Exhibits, Financial Statement Schedules and Reports on Form 8-K.

(a) 1. Financial statements.
See Index to Consolidated Financial Statements on page 15.

2. Exhibits:

| | | |
|---|---|---|
| (3) | (A) | Articles of Incorporation (i) |
| | (A-1) | Article Amendments (ii) |
| | (B) | Bylaws (i) |
| | (B-1) | Amendments of Bylaws (iii) |
| (4) | (A) | Second Restated Revolving Credit and Term Loan Agreement ("Loan Agreement") and related documents (iv) |
| | (A-1) | Latest amendments of Loan Agreement (v) |
| | (B) | Rights Agreement dated February 19, 1999 (vi) |
| (10) | | AAON, Inc. 1992 Stock Option Plan, as amended (vii) |
| (21) | | List of Subsidiaries (viii) |
| (23) | | Consent of Arthur Andersen LLP |

(i) Incorporated herein by reference to the exhibits to the Company's Form S-18 Registration Statement No. 33-18336-LA.

(ii) Incorporated herein by reference to the exhibits to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1990, and to the Company's Forms 8-K dated March 21, 1994, March 10, 1997, and March 17, 2000.

(iii) Incorporated herein by reference to the Company's Forms 8-K dated March 10, 1997, May 27, 1998 and February 25, 1999, or exhibits thereto.

(iv) Incorporated by reference to exhibit to the Company's Form 8-K dated September 25, 1996.

(v) Incorporated herein by reference to exhibits to the Company's Forms 8-K dated September 26, 1997, March 9, 1999, and March 17, 2000, January 18, 2001, and September 24, 2001.

(vi) Incorporated by reference to exhibits to the Company's Form 8-K dated February 25, 1999, and Form 8-A Registration Statement No. 000-18953.

(vii) Incorporated herein by reference to exhibits to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1991, and to the Company's Form S-8 Registration Statement No. 33-78520, as amended.

(viii) Incorporated herein by reference to exhibit to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1991.

(b) The Company did not file any reports on Form 8-K during the period from October 1, 2001, to December 31, 2001.

# Signatures

Pursuant to the requirement of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

**AAON, INC.**

Dated: March 15, 2002

By: /s/ Norman H. Asbjornson
Norman H. Asbjornson, President

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Dated: March 15, 2002

/s/ Norman H. Asbjornson
Norman H. Asbjornson
President and Director
(principal executive officer)

Dated: March 15, 2002

/s/ Kathy I. Sheffield
Kathy I. Sheffield
Treasurer
(principal financial officer
and principal accounting officer)

Dated: March 15, 2002

/s/ John B. Johnson, Jr.
John B. Johnson, Jr.
Director

Dated: March 15, 2002

/s/ Thomas E. Naugle
Thomas E. Naugle
Director

Dated: March 15, 2002

/s/ Jerry E. Ryan
Jerry E. Ryan
Director

# Index To Consolidated Financial Statements

## Report of Independent Public Accountants

To the Stockholders of AAON, Inc.:

We have audited the accompanying consolidated balance sheets of AAON, Inc. (a Nevada corporation) and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AAON, Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN LLP

Tulsa, Oklahoma
February 6, 2002

# Consolidated Balance Sheets

*(In thousands, except share amounts)*

| | December 31, | |
|---|---|---|
| **ASSETS** | **2001** | **2000** |
| CURRENT ASSETS: | | |
| Cash and cash equivalents | $ 1,123 | $ 17 |
| Accounts receivable, net | 23,392 | 28,247 |
| Inventories, net | 13,471 | 15,140 |
| Prepaid expenses and other | 220 | 245 |
| Deferred tax asset | 4,067 | 3,709 |
| Total current assets | 42,273 | 47,358 |
| PROPERTY, PLANT AND EQUIPMENT, net | 34,022 | 29,460 |
| Total assets | $ 76,295 | $ 76,818 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| CURRENT LIABILITIES: | | |
| Accounts payable | $ 8,005 | $ 11,691 |
| Accrued liabilities | 13,496 | 12,351 |
| Current maturities of long-term debt | 884 | 7,860 |
| Total current liabilities | 22,385 | 31,902 |
| DEFERRED TAX LIABILITY | 2,884 | 2,051 |
| LONG-TERM DEBT | 985 | 5,853 |
| CONTINGENCIES | | |
| STOCKHOLDERS' EQUITY, per accompanying statements: | | |
| Preferred stock, $.001 par value, 5,000,000 shares authorized, no shares issued | - | - |
| Common stock, $.004 par value, 50,000,000 shares authorized, 8,666,207 and 8,644,611 issued at December 31, 2001 and 2000, respectively | 35 | 35 |
| Additional paid-in capital | 1,063 | - |
| Retained earnings | 48,943 | 36,977 |
| Total stockholders' equity | 50,041 | 37,012 |
| Total liabilities and stockholders' equity | $ 76,295 | $ 76,818 |

The accompanying notes are an integral part of these consolidated balance sheets.

# Consolidated Statements of Operations

*(In thousands, except per share amounts)*

| | Years Ended December 31, | | |
|---|---|---|---|
| | **2001** | **2000** | **1999** |
| NET SALES | $157,252 | $154,982 | $131,947 |
| COST OF SALES | 118,399 | 120,233 | 101,229 |
| GROSS PROFIT | 38,853 | 34,749 | 30,718 |
| SELLING, GENERAL AND ADMINISTRATIVE EXPENSES | 16,011 | 13,922 | 14,741 |
| INCOME FROM OPERATIONS | 22,842 | 20,827 | 15,977 |
| INTEREST EXPENSE | 892 | 904 | 574 |
| OTHER INCOME | 536 | 436 | 238 |
| INCOME BEFORE INCOME TAXES | 22,486 | 20,359 | 15,641 |
| INCOME TAX PROVISION | 8,330 | 7,565 | 5,944 |
| NET INCOME | $ 14,156 | $ 12,794 | $ 9,697 |
| EARNINGS PER SHARE: | | | |
| Basic | $ 1.63 | $ 1.46 | $ 1.04 |
| Diluted | $ 1.56 | $ 1.38 | $ 1.00 |
| WEIGHTED AVERAGE SHARES OUTSTANDING: | | | |
| Basic | 8,661 | 8,793 | 9,362 |
| Diluted | 9,094 | 9,264 | 9,690 |

The accompanying notes are an integral part of these consolidated statements.

# Consolidated Statements Of Stockholders' Equity

*(In thousands)*

| | Common Stock Shares | Common Stock Amount | Paid-in Capital | Retained Earnings | Total |
|---|---|---|---|---|---|
| BALANCE, JANUARY 1, 1999 | 9,329 | $ 37 | $ 8,212 | $16,162 | $ 24,411 |
| NET INCOME | - | - | - | 9,697 | 9,697 |
| STOCK OPTIONS EXERCISED, INCLUDING TAX BENEFITS | 72 | - | 308 | - | 308 |
| STOCK RETIRED | (92) | - | (798) | - | (798) |
| BALANCE, DECEMBER 31, 1999 | 9,309 | 37 | 7,722 | 25,859 | 33,618 |
| NET INCOME | - | - | - | 12,794 | 12,794 |
| STOCK OPTIONS EXERCISED, INCLUDING TAX BENEFITS | 192 | 1 | 969 | - | 970 |
| STOCK REPURCHASED AND RETIRED | (856) | (3) | (8,691) | (1,676) | (10,370) |
| BALANCE, DECEMBER 31, 2000 | 8,645 | 35 | - | 36,977 | 37,012 |
| NET INCOME | - | - | - | 14,156 | 14,156 |
| STOCK OPTIONS EXERCISED, INCLUDING TAX BENEFITS | 178 | 1 | 1,634 | - | 1,635 |
| STOCK ISSUED TO EMPLOYEES | 1 | - | 25 | - | 25 |
| STOCK REPURCHASED AND RETIRED | (158) | (1) | (596) | (2,190) | (2,787) |
| BALANCE, DECEMBER 31, 2001 | 8,666 | $ 35 | $ 1,063 | $48,943 | $ 50,041 |

The accompanying notes are an integral part of these consolidated statements.

# Consolidated Statements Of Cash Flows

*(In thousands)*

| | Years Ended December 31, | | |
|---|---|---|---|
| | **2001** | **2000** | **1999** |
| CASH FLOWS FROM OPERATING ACTIVITIES: | | | |
| Net income | $14,156 | $12,794 | $9,697 |
| Adjustments to reconcile net income to net cash provided by operating activities- | | | |
| Depreciation | 4,380 | 3,465 | 3,063 |
| Provision for losses on accounts receivable | 260 | 696 | 470 |
| Provision for excess and obsolete inventories | (100) | 50 | 550 |
| Gain on disposition of assets | (125) | (11) | (40) |
| Deferred income taxes | 475 | (127) | (220) |
| Changes in assets and liabilities- | | | |
| Accounts receivable | 4,595 | (7,616) | (3,864) |
| Inventories | 1,769 | (3,324) | (256) |
| Prepaid expenses and other | 25 | 321 | (325) |
| Accounts payable | (3,686) | 2,646 | 567 |
| Accrued liabilities | 2,130 | 5,146 | 2,311 |
| Net cash provided by operating activities | 23,879 | 14,040 | 11,953 |
| CASH FLOWS FROM INVESTING ACTIVITIES: | | | |
| Proceeds from sale of property, plant and equipment | 200 | 11 | 40 |
| Capital expenditures | (9,017) | (10,744) | (6,689) |
| Net cash used in investing activities | (8,817) | (10,733) | (6,649) |
| CASH FLOWS FROM FINANCING ACTIVITIES: | | | |
| Borrowings under revolving credit agreement | 56,290 | 68,219 | 60,875 |
| Payments under revolving credit agreement | (62,761) | (66,092) | (62,975) |
| Proceeds from long-term debt | 2,500 | 5,048 | - |
| Payments on long-term debt | (7,873) | (530) | (2,569) |
| Stock issued to employees | 25 | - | - |
| Stock options exercised | 650 | 410 | 163 |
| Repurchase of stock | (2,787) | (10,370) | (798) |
| Net cash used in financing activities | (13,956) | (3,315) | (5,304) |
| NET INCREASE (DECREASE) IN CASH | 1,106 | (8) | - |
| CASH AND CASH EQUIVALENTS, beginning of year | 17 | 25 | 25 |
| CASH AND CASH EQUIVALENTS, end of year | $ 1,123 | $ 17 | $ 25 |

The accompanying notes are an integral part of these consolidated statements.

# Notes To Consolidated Financial Statements December 31, 2001 And 2000

*(Dollar amounts in thousands, except share and per share information)*

## 1. Business And Summary Of Significant Accounting Policies:

AAON, Inc. (the Company, a Nevada corporation) is engaged in the manufacture and sale of commercial rooftop air conditioners, heating equipment and air conditioning coils through its wholly-owned subsidiaries AAON, Inc. (AAON, an Oklahoma corporation) and AAON Coil Products, Inc. (ACP, a Texas corporation). The consolidated financial statements include the accounts of the Company and its subsidiaries, AAON and ACP. All significant intercompany accounts and transactions have been eliminated.

**Revenue Recognition**

The Company recognizes revenues from sales of products at the time of shipment. Amounts billed to customers for shipping and handling costs are also included in revenues, consistent with EITF 00-10, "Accounting for Shipping and Handling Fees and Costs."

**Business and Credit Concentrations**

The Company's customers are concentrated primarily in the domestic commercial and industrial new construction and replacement markets. At December 31, 2001, two customers represented approximately 14% and 11%, respectively, of accounts receivable. At December 31, 2000, one customer represented approximately 10% of total accounts receivable. The Company reviews a customer's credit history before extending credit. The Company establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information.

Sales to customers representing 10% or greater of total sales consist of the following:

| | Years Ended December 31, | | |
|---|---|---|---|
| | **2001** | **2000** | **1999** |
| Home Depot | 10% | 10% | * |
| Wal-Mart Stores, Inc. | 14% | 19% | 23% |
| Target | 11% | * | * |

*Less than 10%

**Cash and Cash Equivalents**

Cash and cash equivalents consists of bank deposits and $1.1 million in highly liquid, interest bearing money market funds with initial maturities of three months or less.

**Inventories**

Inventories are valued at the lower of cost or market. Cost is determined by the first-in, first-out (FIFO) method.

**Property, Plant and Equipment**

Property, plant and equipment are stated at cost. Maintenance, repairs and betterments, including replacement of minor items, are charged to expense; major additions to physical properties are capitalized. Property, plant and equipment are depreciated using the straight-line method over the following estimated useful lives:

| | Years |
|---|---|
| Buildings | 10-30 |
| Machinery and equipment | 3-15 |
| Furniture and fixtures | 2-5 |

**Warranties**

A provision is made for the estimated cost of warranty obligations at the time the related products are sold. Warranty expense was $5,792, $4,938 and $5,456 for the years ended December 31, 2001, 2000 and 1999, respectively.

**Earnings Per Share**

Basic earnings per common share were computed by dividing net income by the weighted average number of shares of common stock outstanding during the reporting period. Diluted earnings per common share were determined based on the assumed exercise of dilutive options, as determined by applying the treasury stock method. For the year ended December 31, 2001 and 2000, 22,500 and 5,000 options, respectively, were considered to be anti-dilutive. For the year ended December 31, 1999, all outstanding options were considered dilutive. A reconciliation of net income and weighted average shares (in thousands) used in computing basic and diluted earnings per share is as follows:

| | Year Ended December 31, 2001 | | |
|---|---|---|---|
| | **Income** | **Shares** | **Per-Share Amount** |
| Basic EPS | $ 14,156 | 8,661 | $1.63 |
| Net additional shares issuable | - | 433 | - |
| Diluted EPS | $ 14,156 | 9,094 | $1.56 |

| | Year Ended December 31, 2000 | | |
|---|---|---|---|
| | **Income** | **Shares** | **Per-Share Amount** |
| Basic EPS | $ 12,794 | 8,793 | $1.46 |
| Net additional shares issuable | - | 471 | - |
| Diluted EPS | $ 12,794 | 9,264 | $1.38 |

| | Year Ended December 31, 1999 | | |
|---|---|---|---|
| | **Income** | **Shares** | **Per-Share Amount** |
| Basic EPS | $ 9,697 | 9,362 | $1.04 |
| Net additional shares issuable | - | 328 | - |
| Diluted EPS | $ 9,697 | 9,690 | $1.00 |

## Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## Stock Split

Effective September 28, 2001, the Company completed a three-for-two stock split payable in the form of a 50% stock dividend. All stock and per share information for all periods presented have been adjusted to reflect the three-for-two stock split.

## Reclassifications

Certain reclassifications have been made to the 2000 and 1999 financial statements to conform with the 2001 presentation. Such reclassifications did not impact total assets or net income.

## New Accounting Pronouncements

In July 2001, the FASB issued Statement of Financial Accounting Standards No. 141, "Business Combinations" (Statement 141), Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (Statement 142), and Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" (Statement 143). In October 2001, the FASB issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (Statement 144).

Statement 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Statement 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of Statement 142. The Company is required to adopt the provisions of Statement 141 immediately, and Statement 142 effective January 1, 2002. Goodwill acquired in business combinations completed before July 1, 2001, will continue to be amortized prior to the adoption of Statement 142. The adoption of Statement 141 and 142 had no material impact on the Company's results of operations or financial condition.

Statement 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and a corresponding increase in the carrying amount of the related long-lived asset. Statement 143 is effective for fiscal years beginning after June 15, 2002. Statement 144 retains the requirement to report discontinued operations separately and extends that reporting to a component of an entity that either has been disposed of or is classified as held for sale. Statement 144 is effective for fiscal years beginning after December 15, 2001, and for interim periods within those fiscal years. The Company is currently assessing the impact of Statements 143 and 144 on its financial condition and results of operations.

## Details to Consolidated Balance Sheets

| | December 31, 2001 | December 31, 2000 |
|---|---|---|
| ACCOUNTS RECEIVABLE: | | |
| Accounts receivable | $ 24,252 | $ 29,297 |
| Less- allowance for doubtful accounts | 860 | 1,050 |
| Total, net | $ 23,392 | $ 28,247 |

| | December 31, 2001 | December 31, 2000 |
|---|---|---|
| INVENTORIES: | | |
| Raw materials | $ 10,376 | $ 10,651 |
| Work in process | 2,258 | 1,967 |
| Finished goods | 1,687 | 3,472 |
| | 14,321 | 16,090 |
| Less- allowance for excess and obsolete inventories | 850 | 950 |
| Total, net | $ 13,471 | $15,140 |
| PROPERTY, PLANT AND EQUIPMENT: | | |
| Land | $ 874 | $ 885 |
| Buildings | 16,893 | 16,594 |
| Machinery and equipment | 35,331 | 27,869 |
| Furniture and fixtures | 3,197 | 3,175 |
| | 56,295 | 48,523 |
| Less- accumulated depreciation | 22,273 | 19,063 |
| Total, net | $ 34,022 | $ 29,460 |
| ACCRUED LIABILITIES: | | |
| Warranty | $ 7,000 | $ 5,400 |
| Commissions | 3,295 | 3,427 |
| Income taxes | 1,048 | 933 |
| Workers' compensation | 314 | 890 |
| Medical self-insurance | 651 | 660 |
| Other | 1,188 | 1,041 |
| Total | $ 13,496 | $ 12,351 |

| | Years Ended December 31, 2001 | 2000 | 1999 |
|---|---|---|---|
| ALLOWANCE FOR DOUBTFUL ACCOUNTS: | | | |
| Balance, beginning of period | $1,050 | $ 850 | $ 410 |
| Provision for losses on accounts receivable | 260 | 696 | 470 |
| Accounts receivable written off, net of recoveries | (450) | (496) | (30) |
| Balance, end of period | $ 860 | $ 1,050 | $ 850 |

| | Years Ended December 31, 2001 | 2000 | 1999 |
|---|---|---|---|
| ALLOWANCE FOR EXCESS AND OBSOLETE INVENTORIES: | | | |
| Balance, beginning of period | $ 950 | $ 900 | $ 350 |
| Provision for excess and obsolete inventories | - | 50 | 550 |
| Adjustments to reserve | (100) | - | - |
| Balance, end of period | $ 850 | $ 950 | $ 900 |

## 2. Supplemental Cash Flow Information:

Interest payments of $892, $889 and $561 were made during the years ended December 31, 2001, 2000 and 1999, respectively. Payments for income taxes of $6,754, $6,375 and $6,234 were made during the years ended December 31, 2001, 2000 and 1999, respectively.

## 3. Debt:

Long-term debt at December 31, consists of the following:

| | 2001 | 2000 |
|---|---|---|
| $15,150 unsecured bank line of credit, with interest payable monthly at LIBOR plus 1.60% (3.47% at December 31, 2001), due July 31, 2002. | $ 446 | $ 6,917 |
| Notes payable, due in monthly installments of $36, with interest ranging from 7.47% to 7.52% at December 31, 2001, collateralized by machinery and equipment. | 1,423 | 6,796 |
| | 1,869 | 13,713 |
| Less- current maturities | 884 | 7,860 |
| Total long-term debt | $ 985 | $ 5,853 |

Maturities of long-term debt for each of the years ended December 31 are as follows:

| | |
|---|---|
| 2002 | $ 884 |
| 2003 | 438 |
| 2004 | 438 |
| 2005 | 109 |
| | $ 1,869 |

Based on the borrowing rates currently available to the Company for bank loans with similar terms and average maturities, the fair value of the long-term debt approximates the carrying value.

## 4. Income Taxes:

The Company accounts for income taxes as required by Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and income tax bases of assets and liabilities using currently enacted tax rates.

The income tax provision consists of the following:

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2001 | 2000 | 1999 |
| Current | $ 7,855 | $ 7,692 | $ 6,164 |
| Deferred | 475 | (127) | (220) |
| | $ 8,330 | $ 7,565 | $ 5,944 |

The reconciliation of the federal statutory income tax rate to the effective income tax rate is as follows:

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2001 | 2000 | 1999 |
| Federal statutory rate | 35% | 35% | 35% |
| State income taxes, net of federal benefit | 4 | 4 | 4 |
| Employment credits | (1) | (2) | (1) |
| Other | (1) | - | - |
| | 37% | 37% | 38% |

The tax effect of temporary differences giving rise to the Company's deferred income taxes at December 31 are as follows:

| | 2001 | 2000 |
|---|---|---|
| Deferred tax assets - | | |
| Valuation reserves | $ 648 | $ 740 |
| Warranty accrual | 2,653 | 1,998 |
| Other accruals | 746 | 958 |
| Other, net | 20 | 13 |
| | $ 4,067 | $ 3,709 |
| Deferred tax liabilities - | | |
| Depreciation and amortization | $ 2,884 | $ 2,051 |

## 5. Benefit Plans:

The Company maintains a stock option plan for key employees and directors and restricts 1,950,000 shares of common stock for issuance under the plan. Under the terms of this plan, the exercise price of shares granted will not be less than 85% of their fair market value at the date of the grant. The exercise price of all options granted was equal to the market price at the date of grant. Options granted vest at a rate of 20% per year, commencing one year after date of grant, and are exercisable for ten years. At December 31, 2001, 663,388 shares were available for granting future options. For the years ending December 31, 2001 and 2000, the Company reduced its income taxes payable by $985 and $559, respectively, as the result of nonqualified stock options exercised under the Company's stock option plan. The number and exercise price of options granted were as follows:

| | Number of Shares | Weighted Average Exercise Price Per Share |
|---|---|---|
| OUTSTANDING AT JANUARY 1, 1999 | 1,108,313 | $ 3.77 |
| Granted | 450,750 | 8.43 |
| Exercised | (71,363) | 2.48 |
| Cancelled | (31,500) | 5.25 |
| OUTSTANDING AT DECEMBER 31, 1999 | 1,456,200 | 5.25 |
| Granted | 7,500 | 14.75 |
| Exercised | (192,075) | 2.15 |
| Cancelled | (75,300) | 7.50 |
| OUTSTANDING AT DECEMBER 31, 2000 | 1,196,325 | 5.66 |
| Granted | 131,250 | 17.24 |
| Exercised | (177,875) | 3.70 |
| Cancelled | (46,400) | 8.19 |
| OUTSTANDING AT DECEMBER 31, 2001 | 1,103,300 | $ 7.52 |

The following is a summary of stock options outstanding as of December 31, 2001:

| | Options Outstanding | | | Options Exercisable | |
|---|---|---|---|---|---|
| **Range of Exercise Prices** | **Number Outstanding at December 31, 2001** | **Weighted Average Exercise Price** | **Weighted Average Remaining Contractual Life** | **Number Exercisable at December 31, 2001** | **Weighted Average Exercise Price** |
| $.76 | 41,250 | $ .76 | .2 | 41,250 | $ .76 |
| 3.00-5.08 | 489,300 | 4.41 | 5.1 | 390,571 | 4.30 |
| 6.00-6.67 | 112,500 | 6.20 | 7.0 | 60,000 | 6.15 |
| 7.50-8.67 | 321,500 | 8.52 | 7.6 | 136,850 | 8.46 |
| 12.88-14.97 | 60,000 | 14.16 | 9.3 | 1,500 | 14.75 |
| 18.53-20.10 | 78,750 | 19.35 | 9.7 | - | - |
| | 1,103,300 | $ 7.52 | | 630,171 | $ 5.17 |

The Company applies the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized for the stock option plans. Had compensation cost for the Company's stock option plans been determined consistent with the provisions of Statement 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

| | **2001** | **2000** | **1999** |
|---|---|---|---|
| Net income: | | | |
| As reported | $ 14,156 | $12,794 | $ 9,697 |
| Pro forma | $ 13,581 | $12,229 | $ 9,299 |
| Basic earnings per share: | | | |
| As reported | $ 1.63 | $ 1.46 | $ 1.04 |
| Pro forma | $ 1.57 | $ 1.39 | $ .99 |
| Diluted earnings per share: | | | |
| As reported | $ 1.56 | $ 1.38 | $ 1.00 |
| Pro forma | $ 1.49 | $ 1.32 | $ .96 |

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

| | **2001** | **2000** | **1999** |
|---|---|---|---|
| Expected dividend yield | 0% | 0% | 0% |
| Expected volatility | 45.38% | 51.99% | 54.33% |
| Risk-free interest rate | 5.04% | 5.50% | 6.09% |
| Expected life | 8 yrs | 8 yrs | 8 yrs |

The Company sponsors a defined contribution benefit plan. Employees can make contributions at a minimum of 1% and a maximum of 15% of compensation. The Company may, on a discretionary basis, contribute a Company matching contribution not to exceed 6% of compensation. The Company made matching contributions of $504, $493 and $329 in 2001, 2000 and 1999, respectively. The Company made additional discretionary contributions of $325, $1,308 and $1,150 in the form of Company stock during 2001, 2000 and 1999, respectively.

The Company maintains a discretionary profit sharing bonus plan under which 10% of pre-tax profit at each subsidiary is paid to eligible employees on a quarterly basis. Profit sharing expense was $2,507, $2,277 and $1,735, for the years ended December 31, 2001, 2000 and 1999, respectively.

### 6. Stockholder Rights Plan:

During 1998, the Board of Directors adopted a Stockholder Rights Plan. The plan creates a dividend of one right for each outstanding share of the Company's common stock. The rights are traded with the Company's common stock. Generally, the rights become exercisable after a public announcement that a person has acquired, or a tender offer is made for, 20% or more of the common stock of the Company. If either of these events occur, each right will entitle the holder (other than a holder owning more than 20% of the outstanding stock) to buy the number of shares of the Company's common stock having a market value two times the exercise price. The exercise price is $60.

The rights may be redeemed by the Company for $0.001 per right until a person or group has acquired 20% of the Company's common stock. The distribution of the rights were made to stockholders of record as of March 1, 1999.

### 7. Contingencies:

The Company is subject to claims and legal actions that arise in the ordinary course of business. Management believes that the ultimate liability, if any, will not have a material effect on the Company's financial position or on the results of operations.

### 8. Quarterly Results (Unaudited):

The following is a summary of the quarterly results of operations for the years ended December 31, 2001 and 2000:

| | Quarter Ended | | | |
|---|---|---|---|---|
| | **March 31** | **June 30** | **September 30** | **December 31** |
| **2001** | | | | |
| Net sales | $ 39,435 | $ 41,520 | $ 41,402 | $ 34,895 |
| Gross profit | 11,262 | 10,882 | 8,733 | 7,976 |
| Net income | 3,576 | 3,816 | 3,523 | 3,241 |
| Earnings per share: | | | | |
| Basic | .41 | .44 | .40 | .37 |
| Diluted | .39 | .42 | .38 | .36 |

| | Quarter Ended | | | |
|---|---|---|---|---|
| | **March 31** | **June 30** | **September 30** | **December 31** |
| **2000** | | | | |
| Net sales | $ 35,465 | $ 39,388 | $ 40,970 | $ 39,159 |
| Gross profit | 8,835 | 8,563 | 8,889 | 8,462 |
| Net income | 3,045 | 3,328 | 3,409 | 3,012 |
| Earnings per share: | | | | |
| Basic | .34 | .38 | .39 | .35 |
| Diluted | .33 | .36 | .37 | .33 |

# Board of Directors

**Norman H. Asbjornson**
President/CEO
AAON, Inc.
Tulsa, Oklahoma

**William A. Bowen**
Consultant
Georgetown, South Carolina

**John B. Johnson, Jr.**
Member, Johnson, Jones, Dornblaser, Coffman & Shorb
Tulsa, Oklahoma
(Law Firm)

**Thomas E. Naugle**
President, Naugle & Co.
Tulsa, Oklahoma
(Investments)

**Anthony Pantaleoni**
Partner, Fulbright & Jaworski L.L.P.
New York, New York
(Law Firm)

**Jerry E. Ryan**
Consultant
Tulsa, Oklahoma

**Charles C. Stephenson, Jr.**
Chairman, Vintage Petroleum, Inc.
Tulsa, Oklahoma
(Oil & Gas Production & Exploration)

# Officers

**Norman H. Asbjornson**
President/CEO

**Robert G. Fergus**
Vice President

**John B. Johnson, Jr.**
Secretary

**Kathy I. Sheffield**
Treasurer

# Corporate Data

**Transfer Agent and Registrar**
Progressive Transfer Company
1981 East Murray-Holladay Road
Suite 200
Salt Lake City, Utah 84117

**Auditors**
Arthur Andersen LLP
6450 South Lewis
Suite 300
Tulsa, Oklahoma 74136

**General Counsel**
Johnson, Jones, Dornblaser, Coffman & Shorb
2200 Bank of America Center
15 West Sixth Street
Tulsa, Oklahoma 74119

**Executive Offices**
2425 South Yukon Avenue
Tulsa, Oklahoma 74107

**Common Stock**
NASDAQ–AAON

**Website Address**
http://www.aaon.com

# 949 More Reasons To Believe

*AAON proudly honors our people, whose dedication brings success to our company – and meaning to our work.*



CARLOS ACOSTA
MARIA ACOSTA
MARTHA ACOSTA
FELIX ADAME
FRANCISCO ADAME
GARY ADAMS
CHRISTIAN AGUILAR
ESVIN AGUILAR
FREDY AGUILAR
HECTOR AGUILAR
JOSE AGUILAR
MARINO AGUILAR
ALEX AKUAGWU
JAMES ALEXANDER
WILLIE ALEXANDER
DONALD ALLEN
KEVIN ALLEN
MICHAEL ALLEN
WILLIAM ALLEN
EDUARDO ALVARADO
FELIPE ALVARADO
JUAN ALVARADO
LUIS ALVARADO
MANUEL ALVARADO
LUCY ALVAREZ
MICHAEL AMBURGEY
CYNTHIA AMENT
SHAHRAM AMINZADEH
LARRY ANDERSON
STACY ANDERSON
CHARLES ANDERSON, JR.
GERMANO ANGULO
ALFREDO ANTONIO
JEWEL ANTWINE, SR.
MANOR ARITA
GARY ARNOLD
NORMAN ASBJORNSON
SCOTT ASBJORNSON
GARY ASHMORE
DWIGHT AUSTIN
JOSEPH AVILA
PEDRO AVINA
NORA BACKUS
CATHY BAILEY
LAMARCUS BAILEY
LONNIE BAILEY
ASHLEY BAKER
ERIC BAKER
ERNEST BAKER
SHANNON BAKER



KELL BANKS
MANUEL BARAHONA
MEDARDO BARAHONA
CAROLYN BARBER
CANDY BARBOSA
MARIA BARRAGAN
GUALBERTO BARRIOS



CAROLINA BARRON
ESTHER BARRON
MARIA BARRON
WILLIAM BARTH, JR.
MANUEL BARTHOLIC
MICHAEL BASS
JARED BATEMAN
STUART BAUGH
AMILCAR BAUTISTA
JASON BAZAN
CLIFTON BEASLEY
DAVID BEASLEY
JASON BELL
TANJA BELL
BRUCE BELLER
GUZMAN BENITEZ
OFELIA BENITEZ
ISAAC BENN
IDA BERMUDEZ
HORACIO BESERRA
ROBERT BISCAINO
JASON BLACK
MARIA BLANCO
DAVID BLEVINS
JIMMY BLEVINS
JUSTIN BLEVINS
GUILLERMO BOBADILLA
RICHARD BOBO
EDWARD BODNARYUK
DAVID BOGLE
STEPHEN BOLOMEY
JAMES BOND
ELI BOTELLO
ROSENDO BOTELLO
ALEXANDER BOTELLO, SR.
JOHNNIE BOUGH
WILLIAM BOWEN
JOHN BOYD
LORRAINE BRADFORD
STEVEN BRADLEY
GLEN BRAUER, JR.
ERIC BRAUN
CURTIS BRICE
RYAN BRISTLE
JAMES BROOKS
DAVID BROWN
DEMETRIA BROWN
HARLEY BROWN
STACEY BROWN
VUNTARIUS BROWN
JAMES BRUCE
CHRISTOPHER BRYANT
WILLIAM BRYANT
SHAROLETTE BUCHANAN
BANG BUI
BICH BUI
CARLOS BUIRREA
FRED BUNTON
ROBERT BURCH
SCOTT BURGESS
MONICA BURNS
CHARLES BURRIS
ROBERT BURRIS
DOUGLAS BURTRUM
TINA BUSH
FILOMERO BUSTOS
PEDRO BUSTOS



JOHN BUTLER
MAC BYLER
DAVID CAMPBELL
ALBA CAMPOS
ARTHUR CANDLER
ARTHUR CANDLER, III
AMADITO CARDENAS
FAUSTINO CARDENAS
FERNANDO CARDENAS
CARLOS CARDONA
JORGE CARMONA

CURTIS CARR, JR.
MENDY CASTIGLIONE
LEONARDO CASTILLO
RODRIGO CASTILLO
JAY CASTOE
ROBERTO CASTRO
GERALD CATTERLIN
MARK CHALMERS



JOSH CHATTILLON
RAMIRO CHAVEZ
DALE CHERRY
DANIEL CHERRY
KRISTEN CHEVALLIER
TENISHA CHILDS
ALBERTO CHINCHILLA
EDDIE CHISM
GEORGE CLARK
MORRIS CLARK
RICHARD CLARK
ROBERT CLARY
FLOYD CLEGHORN
RAYMOND CLEVELAND
WILLIAM CLEVELAND
VERNETT COBB
KENNETH COCHRAN
MICKEY COLE
PENNY COLE
MARY COLEMAN
JOSEPH CONLEY
JONATHAN CONNELL
SHANDOLYN CONNOR
CLARENCE COOK

KAREN COOPER
DEBRA COPPAGE
ELAINE CORKHILL
BLANCA CORONA
DEREK COURTNEY
AMBROSE COX
BILLY COX
CHRISTINE COX
JERRY COX
JOHN COX
RICHARD CRAITE
LINDA CRAMER
JAMES CRASE
STEVEN CRASE
MARK CREASON
MIKEL CREWS
CLARK CROSBY, JR.
CAROLYN CRUTCHFIELD
BRIAN CRUZ
PEDRO CRUZ
ROGELIO CUEVAS
ROBERT CUMMINGS
BRIAN CUNNINGHAM
GENE CURTIS
EMMANUEL DAARA
DERRICK DAN
AARON DANIELS
GWENDOLYN DANIELS
NATALYA DANIL CHENKO
ALEKSEY DANIL'CHENKO
LORETTA DARLING
JERRY DARRINGTON, JR.



CARLA DAVIES
ANDREA DAVIS
ANGELA DAVIS
ANTHONY DAVIS
GREGORY DAVIS
JERRY DAVIS
RICHARD DAVIS
WILLIAM DAVIS
DAVID DEAN
GWENDOLYN DECKARD
JAMES DEES
BOBBY DEGRAFFENREID
AMBER DELANCY
ISMAEL DELAPAZ
VIOLETA DELAPAZ
ALBERTO DELEON
RAGELIO DELGADO
JUANA DELOBO
CHARLES DEWEESE
SERGIE DEZHNYUK
RAMON DIAZ
WILVERT DIAZ
ERRIN DIXON
GERALD DIXON
HOMER DODD
RICKEY DODSON
SEAN DONALD
HAROLD DOUGLAS
ERIC DOWNING
THOMAS DREADFULWATER
MICHAEL DREW
CATHRYN DUBBS
JERROLD DUBBS
RANDY DUNAWAY
HENRY DUNCAN
LINDA DUNEC

RALPH DURBIN
RANDY DWIGGINS
MARY EADES
WENDELL EASILEY
CATHY EASLEY
THEODORE EDMUNDS
BETTY ELI
EARL ELLIOTT
TINISHA ENGLISH
FRANCISCO ENSALDO
MARIAN ESQUIBEL
STEPHEN ETTER
GILDA ETUMUDOR
SEWELL EVERETT
EYVONNE EVERS
CYNTHIA FAISON
WEI FANG
JOSE FELICIANO
CHAD FENSLAGE



ROBERT FERGUS
DARRELL FERGUSON
ELIZABETH FERGUSON
PEDRO FERNANDEZ
STERLYN FINCH
MICHAEL FLANAGAN
BOBBY FLEMING
HARRY FLETCHER
TERRA FLETCHER
EFIGENIA FLORES
FREDDY FLORES
JAIME FLORES
JOEL FLORES

LUIS FLORES
MARIA FLORES
RUDY FOGLE
KENNETH FONTENOT



SHARON FONTENOT
DERRICK FORT
FREDERICK FOSTER
LORETTA FOWLKES
KENNETH FOYIL
CHRISTIAN FRANCO
PHILLIP FRANK
WARREN FRANKLIN
JERRY FRANKS
REVONDA FRANKS
RODNEY FRAZIER
NELSON FRY
GUILLERMO FUENTES
ELBERT FULLER
DULCES GALLEGOS
FRANCISCO GAMEZ
VALERIANO GANDARILLAS
MARIA GARAY
EDGAR GARCIA
HENRY GARCIA
JUAN GARCIA
MARIA GARCIA
SANTIAGO GARCIA
WILSON GARCIA
CARLOS GARZA
GUSTAVO GARZA
STEVE GEARY
JAMES GEORGE

JUAN GERRERO

BRYAN GILLAM

ERIC GILLIS

WESLEY GODFREY

HENRY GOLDSTON

YING GONG

GELACIO GONZALES

ADRIAN GONZALEZ

GABRIEL GONZALEZ

MARISELA GONZALEZ

MARTHA GONZALEZ

ROBERTO GONZALEZ

JERRY GOODALE

BARRY GOODSON

JAMES GORDON

PERRY GORDON

BUENAS GRANADOS

ESDRAS GRAY

MARIA GRAY

DERRICK GREEN

JAMES GREEN

ROBERT GREEN

EDWARD GREER

RONALD GRIMES

CRITINO GUEVARA

VICTOR GUEVARA



YENY GUEVARA

REMIA GUTHERY

MANUEL GUTIEREZ

MARIA GUTIERREZ

NANCY GUTIERREZ

RAQUEL GUTIERREZ

ELSA GUZMAN

GEORGINA GUZMAN

NANCY HACKNEY

CHRISTOPHER HADEN



STEPHEN HAINES

ANITA HALE

JACK HALL

KELLY HALL

STEPHEN HALL

ROBERT HALTON

SCOTT HAMILTON

SAM HAMMOUD

JAMES HAMPTON

PETER HANSEN

DONALD HARDEN

CARMEKA HARDING

RANDY HARGROVE

DEBRA HARRIS

JACOB HARRIS

JOSHUA HARRIS

KENNY HARRIS

MICHELLE HARRIS

STACEY HARRIS

MATTHEW HAYES

MARCUS HAYNES

ANGELA HEATH

TIM HEFFLIN

DANIEL HENDERSON

CYNTHIA HENRY

KENNETH HENRY, JR.

MIKE HENSLEY

ANAI HERNANDEZ

ARELY HERNANDEZ

ARMANDO HERNANDEZ

FRANCISCO HERNANDEZ

FRANCISCO O. HERNANDEZ

GONZALO HERNANDEZ

ISIDRO HERNANDEZ

JAIRO HERNANDEZ

JORGE HERNANDEZ

JOSE HERNANDEZ

LUCIANO HERNANDEZ

MARIA HERNANDEZ

MAYTE HERNANDEZ

MARCOS HERRERA

VICENTE HERRERA

CODY HESELIUS

JESSE HETTICK

TAKEO HIGA

DEWAYNE HIGHTOWER



LAFRENDA HILBURN

JACOB HILL

ROXANNE HILL

TYSON HINTHER

BRIAN HOLLIE

JAMES HOLLINGSWORTH

ANTHONY HOLLINS

JAMES HOLLOMAN

DONNA HOLLOWAY

STEPHEN HOOVER

JOSEPH HOPKINS

JUSTIN HORN

DANIEL HORRELL

STEVEN HORSLEY

STANLEY HORTON

TAMANDA HORTON

JERRY HOLSTON

LARRY HOWARD

MAX HOWELLS

LYDIA HUDSON

LARRY HUFFMAN

BILLY HUGHART

SHANNON HUGHES

MARQUETTE HUNTER

BRENDA HURTADO

RONALD HUTCHCRAFT

GARY HUTCHINS

STEPHEN IGLESIAS

SAMUEL INGRAM

TIM IRWIN

BETTY IVY

BELINDA JACKSON

BEVERLEY JACKSON

MAVIS JACKSON, JR.

ALBERTO JAMAICA

JOSE JAMAICA

SAUL JAMAICA

CURTIS JAMES

JACQUELINE JAMES

MCKINLEY JAMES

ELSWORTH JEFFERSON

JASON JEWELL

GENELLE JIMBOY

LUIS JIMENEZ

OMAR JIMENEZ

PASCUAL JIMENEZ



ANTHONY JINKINS

MANGO JOHNS

ANTHONY JOHNSON

ED JOHNSON

REX JOHNSON

VERNA JOHNSON



SHERRI JOHNSTON

LISA JONES

MARILYN JONES

ROSE JONES

SANDRA JONES

TERRY JONES

ALEX JUAREZ

DAVID JUAREZ

GAIL JUAREZ

JAIME JUAREZ

MENFIL JUAREZ

YONI JUAREZ

CARL JUSTICE

RICHARD KEATON

RANDALL KEENER

DERRICK KELLUM

ERIC KELLY

GREGG KENNEDY

MARK KENNEDY

LARRY KENTON

KIRK KHILLINGS

ALAN KILGORE

BOBBY KILGORE

RUSSELL KING

SHONERIC KING

CHRIS KINTON

DAVID KIRKPATRICK
ALEKSANDR KIRYUKHIN
DAVID KNEBEL
REBECCA KNIGHT
ANN KNODE
ROBERT KNUTH
JOHN KOERBER
RAYMOND KOLLOCK
NIKOLAI KORAN
JAMES KOSS
MIKHAIL KRUPENYA
SUSAN LA SARGE
LEE LAMB
DEBORAH LANE
DENNIS LANE



JOEY LANKFORD
JEREMY LANOY
JUAN LARA
GLEN LATHAN
RICHARD LAWSON
RONALD LAWSON
WILLIAM LAWYER
DAVID LAYSON
CYNTHIA LEE
JACQUELINE LEE
QUENTIN LEE
PETER LEININGER
PATRICIA LENNOX
RONALD LESTER
SERGIO LEYVA
JERRY LINCOLN
JAMES LINWOOD

ELIZABETH LISCANO
RAQUEL LISCANO
STEVEN LITTLEJOHN
FRANKLIN LOGAN, JR.
ARCADIO LOPEZ
FRANCISCO LOPEZ
JAVIER LOPEZ
MARGARITO LOPEZ
MARIO LOPEZ
THOMAS LOPEZ
VICTOR LOPEZ
YASMINA LOPEZ
PAUL LOWERY
FRANCISCO LOZOYA
JOSE LUNA
DANIEL LYNCH
ADAN MACARIO
ALBERTO MACARIO
JULIO MACARIO
MAXIMILIANO MACARIO
GREGORY MACK
SHELDON MACK
JERRY MADDOX
DON MADEWELL
FERANDO MAGANA
DAVID MAGEE
JUSTIN MAINUS



HECTOR MALDONADO
CARLOS MALONE
KENNETH MANN
CARLOS MANZO
TERESA MANZO



MARIA MANZO-MEJIA
BLANCA MARQUEZ
JOSE MARROQUIN
ECO MARSHALL
GEORGE MARSHALL, JR.
JAMIE MARTIN
THOMAS MARTIN
ADRIAN MARTINEZ
ALEJANDRO MARTINEZ
ARTURO MARTINEZ
JAVIER MARTINEZ
JOSE MARTINEZ
JUAN MARTINEZ
ROBERTO MARTINEZ
SERGIO MARTINEZ
JAMES MASON
CHRISTOPHER MASON, JR.
ARTURO MATUL
RON MAUCH
WILSON MAURICIO
TINA McBEATH
CHARLES McCARTHY
DORIS McCLOUD
DEAN McCOMBS
ROY McCONNELL
RAY McCORMICK
SHAWN McCRARY
THOMAS McCUNE
FLORENCE McDANIEL
JAMES McELROY
RICHARD McKINNEY
DOMINGO McKNIGHT
GEORGIE McNAC

GINA MEANS
JAMES MELDA
JAIME MEMIJE
FERNANDO MENDEZ
IRMA MERCADO
VIVIAN MEYER
CHRIS MILLER
MARK MILOW
BRIAN MINGLE
DOUGLAS MITCHELL
JAY MODISETTE
IRMA MOGUEL
JOSHUA MOLT
LUKE MOMODU
CAMIE MONDAY
STEVE MONDAY
ERIK MONREAL
JOSE MONREAL
BRENDA MONTGOMERY
MATTHEW MOORE
TONY MOORE
JOHNNY MORALES
OMAR MORALES
ANA MORAN
TONY MOREHEAD
ANTHONY MORGAN
DAVID MORGERSON
GLENN MORRILL
JOHN MORRIS
JACQUELINE MORRISON
ANSEL MORROW
CLINTON MORROW
MARCUS MORROW
JAMES MOSS
CLAYTON MOTE
EDUARDO MURILLO

ELVIA MURILLO
SEDRICK MURRY
JOHNNY MUSGRAVE
DAVID MYERS
KANDYCE MYERS
LUIS NAVA
MARIA NAVA
MARTIN NAVA
OVIDIO NAVARRO
VICTOR NAVARRO
AUGUSTUS NEAL
NATALIE NEILSON
ERIC NETTLES
AN NGUYEN
GAOXIA NI
NITA NICHOLS
JIMMY NIMMO
JERRY NOLAN
MARIO NOLASCO



CATHERINE NORTON
DEBRA NOTHNAGEL
DEREK NYLUND
JAMES O'NEILL, JR.
JAMES O'NEILL, SR.
EDDIE OLENBERGER, II
LEE OLIVER, JR.
ANTHONY OLIVERAS
ERIC OLSON
CARLOS ORDONEZ
JUAN ORELLANA
LETICIA ORONA
EDDY OROZCO

RODOLFO OROZCO
URIAS OROZCO
MANUEL ORTEGA
PEDRO ORTIZ
DAVID OSBORNE
ROBERT OTIS
BYRON PACHECO
GUILLERMO PACHECO
EDMUNDO PAIZ
FREDRICK PALAZZOLO
DON PALMER
STEPHEN PARGETER
JAMES PARRO
MARIO PASTOR
JASON PATE
RONNIE PATTON
VADEN PAULSEN
KIMBERLY PEEKS
WILLIAM PEGUES
VLADIMIR PENIAZ
CONSUELO PERALES
CATALINO PERALTA
CARLOS PEREZ
GABRIEL PEREZ
JOSE PEREZ



KLEYNER PEREZ
PEDRO PEREZ
SANDRA PEREZ
SERGIO PEREZ
SERGIO R. PEREZ
BRIAN PERKINS
SANTIAGO PERU



JACK PETRAK
DANIEL PEURIFOY
FELICIA PHILLIPS
LOUIS PHILLIPS
JEFF PICKERING
ANGEL PINEDA
RICARDO PINEDA, JR.
KEVIN PITTSER
BERT POHL
BASANT POKHREL
MARK POOL
DENNY PORTILLO
OSCAR POUND
RUDY POWELL
GREG POWERS
JEFFERY POWERS
ALMA PUGA
GENARO PULIDO
ALBERTO QUE
JESUS QUINONES
JOHN QUINTON
TIMOTHY RADER
HECTOR RAMIREZ
JOSE RAMON
ROBERT RAYNO
SANDRA READER
DIEGO REBOLLAR
FLOR REBOLLAR
DAVID REED
JAMES REED
LYNN REED
KENARD REESE
MARGARET REEVES

EVERETT REITZ
DIXIE REMY
JACKIE REMY
DAVID RENEAU
SVYATOSLAV RESHETOV
MARTIN REYNA
PAUL RHEA
MILDRED RICHARDSON
SYLVESTER RICHARDSON
ANGELA RIDEOUT
DELMECIO RISER
STEPHEN RISER
JAMES RITCHIE
JESUS RIVAS
GUILLERMO RIVERA
MARGARITA RIVERA



ALONSO RIVERA-MARTINEZ
TIM ROBINSON
JOSE ROBLES
KENYAN RODGERS
ANTONIO RODRIGUEZ
CIRO RODRIGUEZ
DIANA RODRIGUEZ
EMMA RODRIGUEZ
JUAN RODRIGUEZ
MARIA RODRIGUEZ
MARICRUZ RODRIGUEZ
OMAR RODRIGUEZ
TERESA RODRIGUEZ
LUIS RODRIGUEZ
MARCO RODRIQUEZ
MARIA RODRIQUEZ

RAYMOND ROETTGER
JERRY ROGERS
MAXIMILIANO ROJAS
NELSON ROJAS
JEFF ROLLINS
IGNACIO ROMARO
TERRY ROMBACH
DONATO ROMERO
RAUL ROMERO
ROBERT ROMO
PATRICIA ROSAS
KEVIN RUCKMAN
RONALD RUENGERT
AVA RUSSELL
PATRICIA RUSSELL
J SALDIVAR
JOSE SALDIVAR
MIGUEL SALDIVAR
VICTOR SALDIVAR
FLOYD SALTSMAN
MAXIMINO SANAN
BETTY SANCHEZ
CESAR SANCHEZ
EVA SANCHEZ
FRANCISCA SANCHEZ
GUSTAVO SANCHEZ
JOSE SANCHEZ
ROSA SANCHEZ
MICHAEL SANDOR, JR.
PEDRO SANTILLAN
GALINA SAVINA
WILLIAM SCHAROSCH
ROBERT SCHOOLEY
RUSSELL SCHOONOVER
DWAYNE SCHWARTZ
HUGH SEAGER, JR.

KATHLEEN SEALS
MARC SEIP
DELBERT SERMENO
EFRAIN SERRANO
ALEKSANDR SHAPOVALOV
NATALYA SHAPOVALOVA
DOLORES SHARP
STEVEN SHAW
THOMAS SHAW
KATHY SHEFFIELD
STEPHANIE SHELL
GILBERT SHELTON
DARRELL SHEPHERD
RHONDA SHEPHERD
CHARLES SHOEMAKER
FELICIANO SIFUENTES
TAURINO SIGALA
ROCALI SILVA
PATRICK SIMPSON
HAROLD SINK



MICHAEL SKINNER
JOHN SLINKER
LARRY SLONE
ALBERT SMITH
BOBBY SMITH
BRETT SMITH
CURTIS SMITH
DEBORAH SMITH
GAY SMITH
GWENDOLYN SMITH
LINDA SMITH
MICHAEL SMITH

STEVEN SMITH
SWEETIE SMITH
DENNIS SNOW
MALCOLM SOLES
KEVIN SOUVANNASING
ELDA SPEARS
MITCHELL SPENCE
JAMES SPENCER



SUSAN SPENCER
MICHAEL SPORTEL
NICK SPROWSO
BONNIE STANDRIDGE
LAWANA STANE
SONDRA STANSELL
LARRY STANTON
ARTIS STARLING, JR.
BARBARA STARR
JOHN STEDMAN
GLENN STEFFY
BERT STEPHENS
BRIAN STEWART
TOMMY STEWART
PATRICK STILL
JOHN STINSON
BRENT STOCKTON
MICHAEL STRAUB
BILLY STRENGTH
THOMAS STRONG
ERIC SUBIA
GARY SWARER
JENNIFER SWIFT
JAMES TABER

PILAR TABER
PHILLIP TALAMASY
JIMMY TALBOT
JESUS TAPIA
JOE TART
TENNA TATUM
CHARLES D.TAYLOR
CHARLES R.TAYLOR
ROGER TAYLOR
KEVIN TEAKELL
JERRY TENNISON
DAWNELL TERRY
DOUA THAO
DAVID THOMAS
JERONE THOMAS
ROBERT THOMAS
BOBBY THOMPSON
MARK THOMPSON
CHRISTOPHER TOLES
DANIEL TORRES
JORGE TORRES
SILVIA TORRES
DAVID TOWNSEND
STEPHEN TRACY
UT TRAN



LINDA TREADWELL
DANIEL TREJO
HA TRINH
JAY TROTTER
JEREMY TUCKER
PAUL TURBE
PHYLLIS TYISKA

PHILLIP TYSON
BONNIE UMSTED
PERNELL UNDERWOOD
EFRAIN URQUIZA
MARIA URQUIZA
SERGIO URQUIZA
SOLIN URQUIZA
YADIRA URQUIZA
ANTHONY UTLEY
ARMANDO VALERO
DAVID VALLIERE
JOHN VANNESS
ALEJANDRO VARGAS
JUAN VARGAS
RANFERI VARGAS
SALVADOR VARGAS
OCTAVIO VASQUES
EFRAIN VASQUEZ
FELIPE VASQUEZ
HECTOR VASQUEZ
JUAN VASQUEZ
JULIO VASQUEZ
LUCIANO VASQUEZ
MAYNOR VASQUEZ
VICENTE VASQUEZ
WYLLY VASQUEZ
LUIS VASQUIZ
DEBORAH VAUGHT
SHERRY VAUGHT
LUIS VAZQUEZ
ROGELIO VAZQUEZ
DELIA VEGA
VICTOR VEGA
ANGEL VENEGAS
RENE VERASTEGUI
BENITO VERGARA

EFFRAIN VILLA
MARIA VIRAMONTES
CUONG VO
SUONG VO
TONG VO
LINH VU
IVAN VYSOTSKY
STEPHEN WAKEFIELD
RODERICK WALKER
NOLA WALTERS
ROBERT WALTERS
LEE WARD



PERRY WARNER
JEANETTE WASHINGTON
GERALDINE WATSON
ARTHUR WATSON, JR.
JOHN WATTS
DEBRA WEEKLEY
ANTHONY WELCH
CAROLYN WESLEY
SHARON WEST
DIANA WHEELER
DEBORAH WHITAKER
HARVEY WHITAKER
JOSEPH WHITE
WENDY WHITLOW
STEVEN WHORTON
JACKIE WILES
JERRY WILES
SVETLANA WILES
BILLY WILLIAMS
DONNA WILLIAMS

JAMES WILLIAMS
JOHNATHAN WILLIAMS
ROBERT WILLIAMS
JAMES WILLIAMSON
JOE WILLIS
NORMA WILLIS
PAUL WILLS
RALPH WILLS
JAMES WILSON
THOMAS WIND
WANDA WINKFIELD
WILLIAM WINTERMUTE
MICAH WISDOM
DALE WRIGHT
BARBARA WYATT
MARSHA WYNNE
JIM WYRICK
ECTOR YANCEY, JR.
GERARDO YANEZ
WAYNE YEAGER
MICHAEL YOHE
KATHY YOUNG
MARC YOUNG
DINAH YOUNGBLOOD
NIKOLAY ZAGORODNIY
CESAR ZAMARRIPA
JOHN ZENTER
OLGA ZVEZDUN





**AAON, Inc.**
2425 South Yukon Avenue
Tulsa, Oklahoma 74107
(918) 583-2266
Fax: (918) 583-6094

**AAON Coil Products, Inc.**
203 Gum Springs Road
Longview, TX 75602
(903) 236-4403
Fax: (903) 236-4463

**www.aaon.com**